Exhibit 99.2

Supplemental Risk Factors

Risks Related to Our Investment Policy and Investment Portfolio

The value of our investment portfolio may decline.

The Company's Investment Policy permits the Company to invest from time to time in securities and certain crypto-currencies as approved by the Board (collectively referred to herein as the “Approved Crypto-Currencies”), including Bitcoin, Ethereum, HBAR (which are digital assets based on an open source cryptographic protocol existing on the Hedera Network), and WECAN tokens (which are Ethereum-based native utility token compliant with the ERC-20 standard tokens issued by WeCan Group SA, (a Swiss blockchain and data compliance company in which SEALSQ Corp has a 28.30% equity stake)), and the Company will be exposed to market volatility in connection with these investments. The Company’s financial position and financial performance could be adversely affected by worsening market conditions or poor performance of such investments. Bitcoin, for example, is a highly volatile asset and has experienced significant price fluctuations over time. Our crypto-currency strategy has not been tested and may prove unsuccessful. The Company may also invest from time to time in nonmarketable securities and may need to hold such instruments for a long period of time and may not be able to realize a return of its cash investment should there be a need to liquidate to obtain cash at any given time. The Company may also invest from time to time in securities that are interest-bearing securities and if there are changes in interest rates, those changes would affect the interest income the Company earns on these investments and, therefore, impact its cash flows and results of operations, as well as the value of such assets as reflected on the balance sheet.

Our investment portfolio may be concentrated in just a few holdings, which may result in a single holding significantly impacting the value of our investment portfolio.

The Company’s investment portfolio is overseen in accordance with the guidelines approved by the Investment Committee pursuant to the Investment Policy. The Company’s investment portfolio may be concentrated in just a few holdings. Accordingly, a significant decline in the market value of one or more of such holdings may not be offset by hypothetically better performance of the other holdings, if any. This concentration of risk may result in a more pronounced effect on net income and stockholders’ equity and may result in greater volatility in the fair market value of the Company’s investment portfolio from one period to another.

The trading prices of many digital assets, including the Approved Crypto-Currencies, have experienced extreme volatility in recent periods and may continue to do so. Extreme volatility in the future, including declines in the trading prices of any of the Approved Crypto-Currencies, is likely to influence our financial results and the market price of our ordinary shares.

Digital assets are highly volatile assets, and to the extent we hold material positions in the Approved Crypto-Currencies or other digital assets, fluctuations in the price of any of the Approved Crypto-Currencies or other digital assets are likely to influence our financial results and, as a result, the market price of our ordinary shares. To the extent we hold material positions in the Approved Crypto-Currencies or other digital assets, our financial results and the market price of our ordinary shares would be adversely affected, and our business and financial condition would be negatively impacted, if the price of any of the Approved Crypto-Currencies or other digital assets decreased substantially (as it has in the past, such as during 2022), including as a result of:

•	decreased user and investor confidence in any of the Approved Crypto-Currencies or other digital assets, including due to the various factors described herein;

•	investment and trading activities, such as

(i)	trading activities of highly active retail and institutional users, speculators, miners and investors,
(ii)	actual or expected significant dispositions of any of the Approved Crypto-Currencies or other digital assets by large holders, and
(iii)	actual or perceived manipulation of the spot or derivative markets for any of the Approved Crypto-Currencies or other digital assets or spot Approved Crypto-Currencies or other digital assets exchange traded products;

•	negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, any of the Approved Crypto-Currencies or the broader digital assets industry;

•	changes in consumer preferences and the perceived value or prospects of any of the Approved Crypto-Currencies or other digital assets;

•	competition from other digital assets that exhibit better speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

•	a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for Bitcoin or Ethereum purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of Bitcoin, Ethereum or other digital assets or adversely affect investor confidence in digital assets generally;

•	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of substantial amounts of Bitcoin from Bitcoin wallets attributed to Mr. Nakamoto or other “whales” that hold significant amounts of Bitcoin;

•	disruptions, failures, unavailability, or interruptions in service of trading venues for any of the Approved Crypto-Currencies, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection;

•	the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other digital asset industry participants;

•	regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of any of the Approved Crypto-Currencies, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;

•	further reductions in mining rewards of Bitcoin or other digital assets, including block reward halving events, which are events that occur after a specific period of time that reduce the block reward earned by “miners” who validate Bitcoin or other digital asset transactions, or increases in the costs associated with Bitcoin or other digital asset mining, including increases in electricity costs and hardware and software used in mining, that may cause a decline in support for the Bitcoin network or other digital asset networks;

•	transaction congestion and fees associated with processing transactions on the Bitcoin, Ethereum, Hedera and/or WECAN tokens or other digital asset networks;

•	macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions, and fiat currency devaluations;

•	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the Bitcoin blockchain or other digital asset blockchains and networks becoming insecure or ineffective; and

•	changes in national and international economic and political conditions.

The Approved Crypto-Currencies and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

The Approved Crypto-Currencies and other digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects and evolving, and it is possible that regulators in the United States or other countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of any of the Approved Crypto-Currencies.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of any of the Approved Crypto-Currencies and other digital assets or the ability of individuals or institutions to own or transfer any of the Approved Crypto-Currencies and other digital assets. Regulatory authorities have been evolving in their approach to digital assets. It is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function or the willingness of financial and other institutions to continue to provide services to the digital assets industry, nor how any new regulations or changes to existing regulations might impact the value of digital assets generally, and the Approved Crypto-Currencies specifically. The consequences of increased regulation of digital assets and digital asset activities could adversely affect the market price of any of the Approved Crypto-Currencies and, in turn, adversely affect the market price of our ordinary shares.

Moreover, the risks of engaging in a digital asset treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of the Approved Crypto-Currencies in particular, may also impact the price of any of the Approved Crypto-Currencies or other digital assets and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of the Approved Crypto-Currencies may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to the Approved Crypto-Currencies, institutional demand for the Approved Crypto-Currencies as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for the Approved Crypto-Currencies as a means of payment, and the availability and popularity of alternatives to the Approved Crypto-Currencies. Even if growth in the adoption of the Approved Crypto-Currencies occurs in the near or medium-term, there is no assurance that usage of the Approved Crypto-Currencies will continue to grow over the long-term.

Because the Approved Crypto-Currencies have no physical existence beyond the record of transactions on their respective blockchains and networks, a variety of technical factors related to the Approved Crypto-Currencies blockchains and networks could also impact the price of the Approved Crypto-Currencies. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of Bitcoin transactions, hard “forks” of the Bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the Bitcoin blockchain or other digital asset blockchains and networks and negatively affect the price of Bitcoin or other digital assets. The liquidity of Bitcoin or other digital assets may also be reduced and damage to the public perception of Bitcoin or other digital assets may occur, if financial institutions were to deny or limit banking services to businesses that hold Bitcoin, provide Bitcoin or other digital asset-related services or accept Bitcoin or other digital assets as payment, which could also decrease the price of Bitcoin or other digital assets. Similarly, the open-source nature of the Bitcoin blockchain or other digital asset blockchains means the contributors and developers of the Bitcoin blockchain or other digital assets are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade such blockchains could adversely affect such blockchains and negatively affect the price of Bitcoin or other digital assets.

The launch of central bank digital currencies (“CBDCs”) may change consumer preferences and the perceived value or prospects of digital assets.

The introduction of a government-issued digital currency could eliminate or reduce the need or demand for private-sector issued crypto currencies, or significantly limit their utility. National governments around the world could introduce CBDCs, which could in turn limit the size of the market opportunity for cryptocurrencies, and change consumer preferences and the perceived value or prospects of digital assets.

HBAR is the native token of the Hedera public network, which differs materially from conventional blockchains. Investing in or holding HBAR could expose us to risks specific to Hedera’s technology, governance, and token economics.

The Hedera network is governed and controlled by the Hedera Governing Council, which is comprised of a limited number of multinational corporations and academic institutions, and it retains the authority to direct protocol upgrades, determine validator participation, and influence network policy. Therefore, control is concentrated in a small group and decisions adverse to HBAR holders could be made without broad community consent. Hedera’s hashgraph consensus algorithm remains relatively new and previously undiscovered weaknesses may emerge as usage grows. Certain features of HBAR, such as token freezing, KYC/AML compliance flags, and issuer-controlled minting and burning, could expose network participants and developers to heightened scrutiny under evolving securities, commodities, and payments regulations across multiple jurisdictions.

The WECAN tokens are novel, highly speculative digital assets that entail risks beyond those inherent in Ethereum-based ERC-20 tokens

WECAN tokens rely on a proprietary and semi-permissioned infrastructure, which may concentrate operational control and create a single point of systemic failure. Given that the WECAN tokens are used in digital identity, such as KYC/AML verification, and data auditability functions, there is a risk of heightened exposure to regulatory and compliance oversight across multiple jurisdictions. Since the WECAN tokens have low trading volumes and a high token supply, there is a greater risk of price manipulation, impaired secondary market exit, and dilution upon the release of vested or reserved token allocations. Further, the success of the WECAN token, in part, is dependent on enterprise adoption and strategic partnerships and if those do not materialize, the WECAN token may lose value or cease to exist. The WECAN token is built on the ERC-20 standard, and it is, therefore, exposed to technical vulnerabilities in the ERC-20 standard and in any bridging mechanisms used to link Ethereum and the WECAN infrastructure.

Changes in the governance of a digital asset network or protocol may not receive sufficient support from users and validators, which may negatively affect that digital asset network’s or protocol’s ability to grow and respond to challenges.

The governance of some digital asset networks and protocols, such as the Bitcoin and Ethereum Networks, is generally by voluntary consensus and open competition. For such networks and protocols, there may be a lack of consensus or clarity on that network’s or protocol’s governance, which may stymie such network’s or protocol’s utility, adaptability and ability to grow and face challenges. The foregoing notwithstanding, the underlying software for some digital networks and protocols is informally or formally managed or developed by a group of core developers that propose amendments to the relevant network’s or protocol’s source code. Core developers’ roles may evolve over time, generally based on self-determined participation.

If a significant majority of users and validators were to adopt amendments to the networks for the Approved Crypto-Currencies based on the proposals of such core developers, the networks for the Approved Crypto-Currencies would be subject to new source code that may adversely affect the value of the Approved Crypto-Currencies.

As a result of the foregoing, it may be difficult to find solutions or marshal sufficient effort to overcome any future problems, especially long-term problems, on digital asset networks.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our Approved Crypto-Currencies, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our Approved Crypto-Currencies and our financial condition and results of operations could be materially adversely affected.

Security breaches and cyberattacks are of particular concern with respect to our holdings and potential holdings of the Approved Crypto-Currencies or other digital assets. The Approved Crypto-Currencies and other blockchain-based cryptocurrencies and the entities that provide services to participants in the digital asset ecosystems have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400 million in digital assets from customers. A successful security breach or cyberattack could result in:

•	a partial or total loss of our Approved Crypto-Currencies in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians that we may engage to hold our Approved Crypto-Currencies;

•	harm to our reputation and brand;

•	improper disclosure of data and violations of applicable data privacy and other laws; or

•	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader blockchain ecosystem or in the use of the blockchain ecosystems to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to Bitcoin and/or Ethereum, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, we expect that unauthorized parties will attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing or future military and/or geopolitical conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the digital asset industry, including third-party services on which we rely, could materially and adversely affect our financial condition and results of operations.

We face risks relating to the custody of any Approved Crypto-Currency we may hold, including the loss or destruction of private keys required to access such digital assets and cyberattacks or other data loss relating to our digital asssets.

We intend to hold our Approved Crypto-Currencies with regulated custodians that have duties to safeguard our private keys. Our holdings of any of our Approved Crypto-Currencies may be concentrated with a single custodian from time to time. In light of the significant amount of Approved Crypto-Currencies we may hold, we would seek to engage additional custodians to achieve a greater degree of diversification in the custody of our Approved Crypto-Currencies we may hold as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of digital asset custodians that we believe can safely custody any of the Approved Crypto-Currencies we may hold, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States or consolidation in the custody industry, we may need to take other measures to custody any of the Approved Crypto-Currencies we may hold, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected.

Any insurance that we obtain that would covers losses of our holdings of digital assets may only cover a small fraction of the value of the entirety of our digital asset holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services we may have or that such coverage will cover losses with respect to our digital assets. Moreover, the use of custodians may expose us to the risk that the digital assets that custodians may hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such digital assets. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we may maintain related to our digital assets.

The Approved Crypto-Currencies are controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which such digital assets are held. While the blockchain ledger for the Approved Crypto-Currencies requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the Approved Crypto-Currencies held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the Approved Crypto-Currencies held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The Bitcoin and blockchain ledger, as well as other digital assets and Decentralized Ledger technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

Our digital asset treasury strategy exposes us to risk of non-performance by counterparties

Our digital asset treasury strategy exposes us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, our execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of the digital assets, a loss of the opportunity to generate funds, or other losses.

One of the counterparty risks with respect to digital assets is custodian default in the performance of obligations under the various custody arrangements we may enter into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, SEC enforcement actions against other providers, and placement into receivership or civil fraud lawsuit against digital asset industry participants have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading. Legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to our interests in the event one or more of our custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While custodians are subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that any custodially-held digital assets will not become part of the custodian’s insolvency estate if one or more of the custodians enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our digital assets, we would become subject to additional counterparty risks. Although no such strategies are contemplated at this time, we will need to carefully evaluate market conditions, including price volatility as well as service provider terms and market reputations and performance, among others, prior to implementing any such strategy, all of which could affect our ability to successfully implement and execute on any such future strategy. These risks, along with any significant non-performance by counterparties, including in particular the custodians with which we may custody substantially all of our digital assets, could have a material adverse effect on our business, prospects, financial condition, and operating results.

The availability of spot Bitcoin Exchange Traded Products and Ethereum Exchange Traded Products (ETPs) may adversely affect the market price of our ordinary shares.

Although Bitcoin, Ethereum and other digital assets have experienced a surge of investor attention since Bitcoin was invented in 2008, until recently investors in the United States had limited means to gain direct exposure to Bitcoin and Ethereum through traditional investment channels, and instead generally were only able to hold Bitcoin and Ethereum through “hosted” wallets provided by digital asset service providers or through “unhosted” wallets that expose the investor to risks associated with loss or hacking of their private keys. Given the relative novelty of digital assets, general lack of familiarity with the processes needed to hold Bitcoin or Ethereum directly, as well as the potential reluctance of financial planners and advisers to recommend direct Bitcoin or Ethereum holdings to their retail customers because of the manner in which such holdings are custodied, some investors have sought exposure to Bitcoin and Ethereum through investment vehicles that hold Bitcoin and Ethereum, respectively, and issue shares representing fractional undivided interests in their underlying Bitcoin or Ethereum holdings. These vehicles, which were previously offered only to “accredited investors” on a private placement basis, have in the past traded at substantial premiums or discounts to net asset value, or NAV, possibly due to the relative scarcity of traditional investment vehicles providing investment exposure to Bitcoin or Ethereum, or due to the inability to convert such instruments to digital asset holdings, or withdraw digital assets from such facilities.

In 2024, the SEC approved the listing and trading of spot Bitcoin ETPs and spot Ethereum ETPs, the shares of which can be sold in public offerings and are traded on U.S. national securities exchanges. To the extent investors view our ordinary shares as providing exposure to Bitcoin or Ethereum, it is possible that the value of our ordinary shares may have included (or may in the future include) a premium over the value of Bitcoin or Ethereum we were expected to hold (or that we may in the future hold) due to the prior scarcity of traditional investment vehicles providing investment exposure to Bitcoin or Ethereum or may be subject to declined due to investors now having a greater range of options to gain exposure to Bitcoin and Ethereum and investors choosing to gain such exposure through ETPs rather than our ordinary shares.

Although we are an operating company with a post-quantum technology hardware and software solutions business, and we believe we offer a different value proposition than a passive Bitcoin or Ethereum investment vehicle such as a spot Bitcoin ETP or spot Ethereum ETP, investors may nevertheless view our ordinary shares as an alternative to an investment in an ETP, and choose to purchase shares of a spot Bitcoin ETP or spot Ethereum ETP instead of our ordinary shares. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to Bitcoin or Ethereum that is generally not subject to federal income tax at the entity level as we are, or the other risk factors applicable to an operating business, such as ours. Additionally, unlike spot Bitcoin ETPs or spot Ethereum ETPs, we (i) do not seek for our shares to track the value of the underlying Bitcoin or Ethereum we hold before payment of expenses and liabilities, (ii) do not benefit from various exemptions and relief under the Securities Exchange Act of 1934, as amended, including Regulation M, and other securities laws, which enable spot Bitcoin ETPs and spot Ethereum ETPs to continuously align the value of their shares to the price of the underlying Bitcoin or Ethereum they hold through share creation and redemption, (iii) are a British Virgin Islands corporation rather than a statutory trust, and do not operate pursuant to a trust agreement that would require us to pursue one or more stated investment objectives, and (iv) are not required to provide daily transparency as to our Bitcoin and Ethereum holdings or our daily NAV. Furthermore, recommendations by broker-dealers to buy, hold, or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to our ordinary shares.

As a result of the foregoing factors, availability of spot Bitcoin ETPs and spot Ethereum ETPs on U.S. national securities exchanges could have a material adverse effect on the market price of our ordinary shares

Our digital asset treasury strategy subjects us to enhanced regulatory oversight.

As noted above, several spot Bitcoin ETPs and spot Ethereum ETPs have received approval from the SEC to list their shares on a U.S. national securities exchange with continuous share creation and redemption at NAV. Even though we are not, and do not function in the manner of, a spot Bitcoin ETP or a spot Ethereum ETP, it is possible that we nevertheless could face regulatory scrutiny from the SEC or other federal or state agencies due to our holdings of digital assets. For example, if we hold a substantial portion of our assets in the form of digital assets, or if we earn a substantial portion of our income from digital assets, regulators could take the position that we are a commodity pool operator or otherwise subject to regulations (including registration requirements) under the Commodity Exchange Act of 1936 (as amended, the “CEA”) and/or, to the extent such digital assets are treated as securities, that we are an investment company subject to regulations (including registration requirements) under the Investment Company Act of 1940 (as amended, the “ICA”). We currently do not believe that our planned digital asset treasury strategy will require registration under the CEA or the ICA, but if regulators believe otherwise, we could be subject to enforcement action, or we may be required to discontinue such strategy or incur substantial costs to register and comply with regulations under the CEA and/or the ICA.

In addition, there has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While we have implemented and maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and plan take care to only acquire our digital assets through entities subject to anti-money laundering regulation and related compliance rules in the United States, if we are found to have purchased any of our Approved Crypto-Currencies from bad actors that have used digital assets to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in digital assets by us may be restricted or prohibited.

Additional laws, guidance and policies may be issued by domestic and foreign regulators following the filing for Chapter 11 bankruptcy protection by FTX Trading, one of the world’s largest cryptocurrency exchanges, in November 2022. U.S. and foreign regulators have also increased, and are highly likely to continue to increase, enforcement activity, and are likely to adopt new regulatory requirements in response to FTX Trading’s collapse. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting digital assets, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant costs or significantly limit our ability to hold and transact in digital assets.

In addition, private actors that are wary of digital assets or the regulatory concerns associated with digital assets may in the future take further actions that may have an adverse effect on our business or the market price of our ordinary shares.

Due to the currently unregulated nature and lack of transparency surrounding the operations of many digital asset trading venues, digital asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in digital asset trading venues and adversely affect the value of our digital assets.

Digital asset trading venues are relatively new and, in many cases, unregulated. Even if regulated, such venues may not be complying with such regulations. Furthermore, there are many crypto assets trading venues that do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in digital asset trading venues, including prominent exchanges that handle a significant volume of Bitcoin, Ethereum or other digital asset trading and/or are subject to regulatory oversight, in the event one or more Bitcoin, Ethereum or other digital asset trading venues cease or pause for a prolonged period the trading of Bitcoin, Ethereum or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

In 2019 there were reports claiming that 80-95% of Bitcoin trading volume on trading venues was false or non-economic in nature, with specific focus on currently unregulated exchanges located outside of the United States. Any actual or perceived false trading in the digital asset markets, and any other fraudulent or manipulative acts and practices, could adversely affect the value of our Approved Crypto-Currencies. Negative perception, a lack of stability in the broader digital asset markets and the closure, temporary shutdown or operational disruption of digital asset trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the digital asset ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in any of the Approved Crypto-Currencies and the broader digital asset ecosystem and greater volatility in the price of the Approved Crypto-Currencies. For example, in 2022, each of Celsius Network, Voyager Digital, Three Arrows Capital, FTX Trading, and BlockFi filed for bankruptcy, following which the market prices of Bitcoin and other digital assets significantly declined. As the price of our ordinary shares could be affected by the value of any digital assets we may hold, the failure of a major participant in the digital asset ecosystem could have a material adverse effect on the market price of our ordinary shares.

Our failure to deal appropriately with conflicts of interest could adversely affect our businesses.

Certain of our executive officers, members of our Investment Committee and members of the Board of Directors engage in personal investment activities. These personal investments, done in their individual capacities or through affiliated investment vehicles, may give rise to potential conflicts or perceived conflicts between the personal financial interests of the executive officers, members of our Investment Committee or members of the Board of Directors and the interests of us, any of our subsidiaries or any stockholder other than such executive officers, members of our Investment Committee or members of the Board of Directors.

In addition, our Chairman, Chief Executive Officer and member of the Board of Directors, Carlos Moreira, is a member of the board of directors of WeCan Group SA (“WeCan”), the developer of the WECAN token. As of September 22, 2025, we held a 28.3% equity stake in WeCan. While Mr. Moreira will recuse himself from any decision making regarding any investment in the WECAN token, these relationships may give rise to potential conflicts or perceived conflicts between Mr. Moreira’s duty as a member of the board of directors of WeCan and his duty to our Company.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to holdings of digital assets.

Our historical financial statements do not fully reflect the potential variability in earnings that we may experience in the future from acquiring, holding or selling significant amounts of digital assets.

The price of Bitcoin and other digital assets has historically been subject to dramatic price fluctuations and is highly volatile.

We expect to determine the fair value of our Approved Crypto-Currencies based on quoted (unadjusted) prices on the applicable exchange (if available), and following adoption of ASU 2023-08, will be required to measure our holdings of the Approved Crypto-Currencies at fair value in our statement of financial position, and to recognize gains and losses from changes in the fair value of our Approved Crypto-Currencies in net income each reporting period, which may create significant volatility in our reported earnings and decrease the carrying value of our digital assets, which in turn could have a material adverse effect on the market price of our ordinary shares. Conversely, any sale of our Approved Crypto-Currencies at prices above our carrying value for such assets creates a gain for financial reporting purposes even if we would otherwise incur an economic or tax loss with respect to such transaction, which also may result in significant volatility in our reported earnings.

Due in particular to the volatility in the price of Bitcoin, Ethereum and HBAR, we expect our adoption of ASU 2023-08 to increase the volatility of our financial results and it could significantly affect the carrying value of our Bitcoin and Ethereum on our balance sheet.    Due to the Company’s investment in WeCan Group SA, the developer of the WeCan token, our investment in the WeCan token will be valued at cost and reviewed periodically for indicators of impairment. Gains in the value of the WECAN token will only be recognized upon sale of the token.

Due to anticipated future purchases, we expect that the proportion of our total assets represented by our holdings of the Approved Crypto-Currencies will increase in the future. As a result, and in particular with respect to the periods with respect to which ASU 2023-08 will apply, and for all future periods, volatility in our earnings may be significantly more than what we experienced in prior periods.

The emergence or growth of new digital assets, including those with significant private or public sector backing, could have a negative impact on the price of the Approved Crypto-Currencies and adversely affect our business

There are numerous alternative digital assets and many entities, including consortiums and financial institutions, are researching and investing resources into private or permissioned blockchain platforms or digital assets. If such new digital assets are perceived as superior to those we may hold, those new digital assets could gain market share relative to those we may hold and the value of digital assets we may hold could decline or otherwise be lower than it otherwise would have been.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China’s CBDC project was made available to consumers in January 2022, and governments including the United States, the United Kingdom, the European Union, and Israel have been discussing the potential creation of new CBDCs. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could also compete with, or replace, Bitcoin, Ethereum and other digital assets we may hold as a medium of exchange or store of value. As a result, the emergence or growth of these or other digital assets could cause the market price of the Approved Crypto-Currencies we may hold to decrease, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our holdings of digital assets will be less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Historically, the digital asset markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our digital assets at favorable prices or at all. For example, a number of Bitcoin trading venues temporarily halted deposits and withdrawals in 2022. As a result, our holdings of digital assets may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Further, the Approved Crypto-Currencies we intend to hold with our custodians and transact with our trade execution partners do not (and may not in the future) enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered digital assets, or otherwise generate funds using digital asset holdings, including in particular during times of market instability or when the price of our digital assets has declined significantly. If we are unable to sell our digital assets, enter into additional capital raising transactions using our digital assets as collateral, or otherwise generate funds using our digital asset holdings, or if we are forced to sell our digital assets at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

We are not registered as an investment company under the Investment Company Act of 1940 (as amended, the “ICA”) or as a Commodity Pool Operator, Commodity Trading Advisor or otherwise under the Commodity Exchange Act of 1936 (as amended, the “CEA”) and shareholders do not have the protections associated with ownership of shares in a registered investment company under the ICA nor the protections afforded by the CEA.

The ICA is designed to protect investors by preventing insiders from managing investment companies to their benefit and to the detriment of public investors, such as the issuance of securities having inequitable or discriminatory provisions; the management of investment companies by irresponsible persons; the use of unsound or misleading methods of computing earnings and asset values; changes in the character of investment companies without the consent of investors; and investment companies engaging in excessive leveraging. To accomplish these ends, the ICA requires the safekeeping and proper valuation of fund assets, restricts greatly transactions with affiliates, limits leveraging, and imposes governance requirements as a check on fund management.

The Company is not registered as an investment company under the ICA, and believes that it is not required to register as such under the ICA. Consequently, our shareholders do not have the regulatory protections provided to investors in investment companies.

The Company will not hold or trade in commodity futures contracts regulated by the CEA, as administered by the U.S. Commodity Futures Trading Commission (the “CFTC”), and believes that it is not a commodity pool for purposes of the CEA, and is not subject to regulation by the CFTC as a commodity pool operator or a commodity trading advisor. Consequently, our shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.

Regulatory change reclassifying Bitcoin, Ethereum or other digital assets as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, and could adversely affect the market price of Bitcoin, Ethereum or our other digital asset holdings and the market price of our ordinary shares.

Under Sections 3(a)(1)(A) and (C) of the ICA, a company generally will be deemed to be an “investment company” for purposes of the ICA (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in the ICA, and are not registered as an “investment company” under the ICA as of the date hereof.

While certain SEC officials have stated their personal view that Bitcoin is not a “security” for purposes of the federal securities laws, and the SEC closed an investigation into Ethereum and will not pursue charges alleging that sales of Ethereum are securities transactions, a contrary determination by the SEC, a determination that other digital assets we may hold are securities (or our purchase of any of the Approved Crypto-Currencies via a securitized product) could lead to our classification as an “investment company” under the ICA, if the portion of our assets consisting of digital assets treated as securities, together with other securities we hold, exceeds the applicable thresholds in the ICA, which would subject us to significant additional regulatory controls that could have a material adverse effect on our business and operations and may also require us to change the manner in which we conduct our business.

We monitor our assets and income for compliance under the ICA and seek to conduct our business activities in a manner such that we do not fall within its definitions of “investment company” or that we qualify under one of the exemptions or exclusions provided by the ICA and corresponding SEC regulations. If any of our digital assets are determined to constitute a security for purposes of the federal securities laws, we would take steps to reduce the percentage of such digital assets that constitute investment securities under the ICA. These steps may include, among others, selling our digital assets that we might otherwise hold for the long term and deploying our cash in non-investment assets, and we may be forced to sell our digital assets at unattractive prices. We may also seek to acquire additional non-investment assets to maintain compliance with the ICA, and we may need to incur debt, issue additional equity or enter into other financing arrangements that are not otherwise attractive to our business. Any of these actions could have a material adverse effect on our results of operations and financial condition. Moreover, we can make no assurance that we would successfully be able to take the necessary steps to avoid being deemed to be an investment company. If we were unsuccessful, then we would have to register as an investment company, and the additional regulatory restrictions imposed by ICA could adversely affect the market price of our digital assets and in turn adversely affect the market price of our ordinary shares.

Our custodially-held digital assets may become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings.

If digital assets we may hold with custodians are considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such digital assets and this may ultimately result in the loss of the value related to some or all of such digital assets. A series of high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc. and Binance Holdings Ltd., the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company, have highlighted the counterparty risks applicable to owning and transacting in digital assets. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of digital assets, limit the availability to us of financing collateralized by digital assets, or create or expose additional counterparty risks. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we may maintain related to digital asset holdings we may have. Even if we are able to prevent any digital assets we may hold from being considered the property of a custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that we would still be delayed or may otherwise experience difficulty in accessing any digital assets we may hold with the affected custodian during the pendency of the insolvency proceedings. Any such outcome could have a material adverse effect on our financial condition and the market price of our ordinary shares.

A temporary or permanent blockchain “fork” to our digital assets could adversely affect our business.

Blockchain protocols, including Bitcoin, Ethereum and the Hedera network, are open source. Any user can propose modifications to the protocol software. If a substantial majority of participants—such as miners in proof-of-work systems or validators in proof-of-stake systems—agree to adopt a proposed change, the modification may be implemented, allowing the protocol to evolve without disrupting network functionality. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork”, i.e., “split” of the impacted blockchain protocol network and respective blockchain, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two parallel versions of the Bitcoin or other blockchain protocol network, as applicable, running simultaneously, but with each split network’s digital asset lacking interchangeability. A “hard fork” – where there is disagreement among the users about the rules of the network – can have a significant negative impact on value of the digital asset.

The Bitcoin network has been subject to “forks” that resulted in the creation of new networks, including Bitcoin cash ABC, Bitcoin cash SV, Bitcoin diamond, Bitcoin gold and others. Some of these forks have caused fragmentation among platforms as to the correct naming convention for forked crypto assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked digital assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked digital assets, and which results in further confusion to customers as to the nature of assets they hold on platforms, and which can negatively impact the value of the digital assets. In addition, several of these forks were contentious and as a result, participants in certain communities may harbor ill will towards other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of Bitcoin, or any of their forked alternatives.

Furthermore, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Ethereum through at least October 2016, resulting in significant losses to some crypto asset platforms. Similar replay attacks occurred in connection with the Bitcoin cash and Bitcoin cash SV network split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making digital assets that rely on proof-of-work more susceptible to attack, as has occurred with Ethereum Classic.

We intend to recognize forked and airdropped assets consistent with our custodians’ practices and policies. We may not immediately or ever have the ability to withdraw a forked or airdropped Bitcoin, Ethereum or other digital assets that is received or created with respect to Bitcoin, Ethereum and/or other digital assets that we hold with our custodians. Future forks may occur at any time. A fork can lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of assets.

The due diligence procedures conducted by us and our liquidity provider to mitigate transaction risk may fail to prevent transactions with a sanctioned entity.

We plan to execute trades through liquidity providers, and will rely on these third parties to implement controls and procedures to mitigate the risk of transacting with sanctioned entities. While we expect such third-party service providers to conduct their business in compliance with applicable laws and regulations and in accordance with our contractual arrangements, there is no guarantee that they will do so. Accordingly, we may be exposed to risk that our due diligence procedures may fail. If we are found to have transacted in digital assets with bad actors that have used digital assets to launder money or with persons subject to sanctions, we may be subject to regulatory proceedings, or digital asset may be subject to freezing or forfeiture and any further transactions or dealings in digital assets by us may be restricted or prohibited.